FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

23 Property, plant and equipment

	Freehold and leasehold land and buildings	Equipment, fixtures and fittings	Total
	US$m	US$m	US$m
Cost or fair value
At 1 January 2013 ........................................................................................	9,427	11,771	21,198
Additions at cost ..........................................................................................	1,022	958	1,980
Fair value adjustments ..................................................................................	149	-	149
Disposals ......................................................................................................	(329)	(666)	(995)
Other changes ..............................................................................................	(230)	(175)	(405)

At 31 December 2013 ..................................................................................	10,039	11,888	21,927

Accumulated depreciation and impairment
At 1 January 2013 ........................................................................................	(2,379)	(8,231)	(10,610)
Depreciation and impairment .......................................................................	(339)	(1,025)	(1,364)
Disposals ......................................................................................................	174	554	728
Other changes ..............................................................................................	111	55	166

At 31 December 2013 ..................................................................................	(2,433)	(8,647)	(11,080)

Net carrying amount at 31 December 2013 ..................................................	7,606	3,241	10,847

Cost or fair value
At 1 January 2012 ........................................................................................	9,209	11,650	20,859
Additions at cost ..........................................................................................	433	1,066	1,499
Fair value adjustments ..................................................................................	72	-	72
Disposals ......................................................................................................	(209)	(929)	(1,138)
Other changes ..............................................................................................	(78)	(16)	(94)

At 31 December 2012 ..................................................................................	9,427	11,771	21,198

Accumulated depreciation and impairment
At 1 January 2012 ........................................................................................	(2,057)	(7,937)	(9,994)
Depreciation and impairment .......................................................................	(354)	(1,130)	(1,484)
Disposals ......................................................................................................	97	857	954
Other changes ..............................................................................................	(65)	(21)	(86)

At 31 December 2012 ..................................................................................	(2,379)	(8,231)	(10,610)

Net carrying amount at 31 December 2012 ..................................................	7,048	3,540	10,588

Investment properties

Freehold and leasehold land and buildings include US$1,945m of investment properties at 31 December 2013 (31 December 2012: US$1,334m). Investment properties are valued on a market value basis as at 31 December each year by independent professional valuers who have recent experience in the location and type of properties. Investment properties in Hong Kong, the Macau Special Administrative Region and mainland China, which represent more than 75% by value of HSBC's investment properties subject to revaluation, were valued by DTZ Debenham Tie Leung Limited whose valuers are members of the Hong Kong Institute of Surveyors. Properties in other countries, which represent 25% by value of HSBC's investment properties, were valued by different independent professionally qualified valuers.

At 31 December 2013, the classification of land and buildings in Hong Kong in accordance with Hong Kong Companies Ordinance requirements was long leasehold US$1,309m (2012: US$1,319m), medium leasehold US$2,472m (2012: US$1,600m) and short leasehold US$2m (2012: US$3m).

24 Investments in subsidiaries

Principal subsidiaries of HSBC Holdings

	At 31 December 2013
	Country of incorporation or registration	HSBC's interest in equity capital %	Issued equity capital	Share class
Europe
HSBC Asset Finance (UK) Limited ......................	England	100	£265m	Ordinary £1
HSBC Bank A.S. ..................................................	Turkey	100	TRL652m	A-Common TRL1 B-Common TRL1
HSBC Bank plc ....................................................	England	100	£797m	Ordinary £1 Preferred Ordinary £1 Series 2 Third Dollar Preference US$0.01 Third Dollar Preference US$0.01
HSBC France .......................................................	France	99.99	€337m	Shares €5.00
HSBC Private Banking Holdings (Suisse) SA .........	Switzerland	100	CHF1,363m	Ordinary CHF1,000
HSBC Trinkaus & Burkhardt AG ..........................	Germany	80.62	€75.4m	Shares of no par value

Hong Kong
Hang Seng Bank Limited1 ....................................	Hong Kong	62.14	HK$9,559m	Ordinary HK$5.00
The Hongkong and Shanghai Banking Corporation Limited ............................................................	Hong Kong	100	HK$85,319m	Ordinary HK$2.50 CIP2 US$1.00 CRP3 US$1.00 NIP4 US$1.00
HSBC Life (International) Limited ......................	Bermuda	100	HK$4,178m	Ordinary HK$1.00

Rest of Asia-Pacific
HSBC Bank Australia Limited ..............................	Australia	100	A$811m	Ordinary no par value
HSBC Bank (China) Company Limited ................	PRC5	100	RMB15,400m	Ordinary CNY1.00
HSBC Bank Malaysia Berhad ...............................	Malaysia	100	RM115m	Ordinary RM0.50
HSBC Bank (Vietnam) Limited ............................	Vietnam	100	VND3,000,000m	Ordinary VND1.00
HSBC Bank (Taiwan) Limited ..............................	Taiwan	100	TWD30,000m	Ordinary TWD10.00

Middle East and North Africa
HSBC Bank Middle East Limited ..........................	Jersey	100	US$931m	Ordinary US$1.00 CRP3 US$1.00
HSBC Bank Egypt S.A.E. .....................................	Egypt	94.54	EGP2,796m	Ordinary EGP84.00

North America
HSBC Bank Canada ..............................................	Canada	100	C$1,225m	Common NPV6 Common of NPV6
HSBC Bank USA, N.A. ........................................	US	100	US$2m	Common US$100
HSBC Finance Corporation ..................................	US	100	-7	Common US$0.01
HSBC Securities (USA) Inc. ..................................	US	100	-7	Common US$0.05

Latin America
HSBC Bank Argentina S.A. ..................................	Argentina	99.99	ARS1,244m	Ordinary-A ARS1.00 Ordinary-B ARS1.00
HSBC Bank Brasil S.A. - Banco Múltiplo .............	Brazil	100	BRL6,402m	Shares of no par value
HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC ...................................	Mexico	99.99	MXN5,681m	Ordinary MXN2.00
1 Listed in Hong Kong.		5 People's Republic of China.
2 Cumulative Irredeemable Preference shares.		6 Preference shares of nil par value.
3 Cumulative Redeemable Preference shares.		7 Issued equity capital is less than US$1m.
4 Non-cumulative Irredeemable Preference shares.

Details of the debt, subordinated debt and preference shares issued by the principal subsidiaries to parties external to the Group are included in the Notes 28 'Debt securities in issue', 32 'Subordinated liabilities' and 37 'Non-controlling interests', respectively.

All the above subsidiaries are included in the HSBC consolidated financial statements.

Details of all HSBC subsidiaries, as required under Section 409 of the Companies Act 2006, will be annexed to the next Annual Return of HSBC Holdings filed with the UK Registrar of Companies.

The principal countries of operation are the same as the countries of incorporation except for HSBC Bank Middle East Limited, which operates mainly in the Middle East and North Africa, and HSBC Life (International) Limited, which operates mainly in Hong Kong.

HSBC is structured as a network of regional banks and locally incorporated regulated banking entities. Each bank is separately capitalised in accordance with applicable prudential requirements and maintains a capital buffer consistent with the Group's risk appetite for the relevant country or region. Within the legal entity structure, HSBC Holdings is the primary provider of equity capital to its subsidiaries and non-equity capital where necessary. These investments are substantially funded by HSBC Holdings' own capital issuance and profit retention. During 2013 and 2012, none of the Group's subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances. The ability of subsidiaries to pay dividends or advance monies to HSBC Holdings depends on, among other things, their respective local regulatory capital and banking requirements, statutory reserves, and financial and operating performance.

The amount of guarantees by HSBC Holdings in favour of other HSBC Group entities is set out in Note 40.

Structured entities consolidated by HSBC where HSBC owns less than 50% of the voting rights

	Carrying value of total consolidated assets		Nature of SPE
	2013	2012
	US$bn	US$bn

Solitaire Funding Ltd ...........................................................	10.2	11.3	Securities investment conduit
Mazarin Funding Limited .....................................................	7.4	8.0	Securities investment conduit
Barion Funding Limited .......................................................	3.8	3.9	Securities investment conduit
Malachite Funding Limited ..................................................	3.0	3.4	Securities investment conduit
HSBC Home Equity Loan Corporation I ..............................	2.1	2.0	Securitisation
HSBC Home Equity Loan Corporation II ............................	1.6	2.2	Securitisation
Regency Assets Limited .......................................................	13.5	10.1	Conduit
Bryant Park Funding LLC ...................................................	0.4	0.9	Conduit

In addition to the above, HSBC consolidates a number of individually insignificant structured entities with total assets of US$26.1bn (2012: US$21.2bn). For further details, see Note 42.

In each of the above cases, HSBC controls and consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Disposals

On 19 February 2013, we announced an agreement to sell HSBC Bank (Panama) S.A., resulting in the classification of the associated assets and liabilities as a disposal group held for sale. On 25 October 2013, we completed the disposal for total cash consideration of US$2.2bn, realising a gain on disposal of US$1.1bn within 'Other income'.

Subsidiaries with significant non-controlling interests

	2013	2012
Hang Seng Bank Limited
Proportion of ownership interests and voting rights held by non-controlling interests ............	37.86%	37.86%
Place of business .....................................................................................................................	Hong Kong	Hong Kong

	US$m	US$m

Profit attributable to non-controlling interests ........................................................................	1,332	1,009
Accumulated non-controlling interests of the subsidiary ..........................................................	4,591	3,894
Dividends paid to non-controlling interests .............................................................................	495	485
Summarised financial information:
- total assets ..........................................................................................................................	145,380	137,024
- total liabilities .....................................................................................................................	133,253	126,738
- net operating income before loan impairment......................................................................	4,876	3,296
- profit for the year ...............................................................................................................	3,517	2,664
- total comprehensive income for the year.............................................................................	3,145	2,831

25 Assets held for sale and other assets

Assets held for sale

	2013	2012
	US$m	US$m

Disposal groups .......................................................................................................................	2,912	5,797
Non-current assets held for sale:	1,138	13,472
- property, plant and equipment ............................................................................................	459	500
- investment in Ping An ........................................................................................................	-	8,168
- loans and advances to customers .........................................................................................	101	3,893
- other ...................................................................................................................................	578	911

	4,050	19,269

Disposal groups

At 31 December 2013, the following businesses represented the majority of disposal groups held for sale:

• Latin American businesses, including banking operations in Uruguay and Colombia. These operations had total assets held for sale of $2.0bn and total liabilities held for sale of $1.8bn.

• Banking operations in Jordan, with total assets held for sale of $0.9bn and total liabilities held for sale of $1.0bn.

The following businesses that were held for sale at 31 December 2012 were sold in 2013, with losses recognised in other operating income:

• The sale of the US life insurance business was completed on 29 March 2013 with a loss on disposal of US$99m.

• The sale of the Latin America operations in Peru was completed on 4 October 2013, resulting in a cumulative loss until the point of disposal of US$18m.

• The sale of the Latin America operations in Paraguay was completed on 29 November 2013, resulting in a cumulative loss until the point of disposal of US$21m.

The following businesses were held for sale wholly within the year ended 31 December 2013:

• In the first quarter of 2013, we announced the disposal of HSBC Bank (Panama) S.A. at which point it was classified as held for sale. The sale was completed on 25 October 2013. Further details are provided in Note 24.

• In the first quarter of 2013, the private banking operations of HSBC Private Banking Holdings (Suisse) S.A. in Monaco were classified as held for sale. At this time, a loss on reclassification to held for sale of US$279m was recognised in the income statement following a write down in the value of goodwill allocated to the operation. On 11 July 2013, we announced that following a strategic review we had decided to retain this business. As a result of this decision all assets and liabilities of the business were reclassified to the relevant balance sheet categories. The loss on reclassification to held for sale was not reversed and remains a permanent reduction in the value of goodwill allocated to this operation.

Investment in Ping An

On 5 December 2012, we entered into an agreement to dispose of our entire shareholding in Ping An for US$9.4bn. The disposal was carried out in two tranches and the selling price for both tranches was fixed. The first tranche of shares was disposed of on 7 December 2012 at which point we recognised a gain on disposal of US$3.0bn. Following the first tranche of the disposal, our remaining shareholding was recognised as an available-for-sale investment. At 31 December 2012, the fair value of our remaining shareholding in Ping An, US$8.2bn, was included within assets held for sale above, with US$737m accumulated unrealised gains recorded in 'Other comprehensive income'.

The fixing of the sale price gave rise to a contingent forward sale contract, the fair value of which at 31 December 2012 was based on the difference between the agreed sale price and the market price for the shares, adjusted for an assessment of the probability of the transaction being completed. The adverse fair value of this contract was US$553m at 31 December 2012, recorded in 'Net trading income'.

On 6 February 2013, we completed the disposal of our remaining investment in Ping An realising a gain on derecognition of US$1,235m recorded in 'Gains less losses from financial investments'. This was partly offset by an adverse fair value movement of US$682m on the contingent forward sale contract in the period to the point of delivery of the remaining shares recorded in 'Net trading income', resulting in a net income statement gain before tax of US$553m.

Property, plant and equipment

The property, plant and equipment classified as held for sale is the result of repossessing property that had been pledged as collateral by customers. Substantially all of these assets are disposed of within 12 months of acquisition. The majority arose within the North America operating segment.

Loans and advances to customers

We completed the sale of the CML non-real estate personal loan portfolio with loan balances of US$3.4bn on 1 April 2013 and recognised a loss on sale of US$271m. We completed the sales of several tranches of real estate secured accounts with loan balances of US$5.7bn during 2013 and recognised a total loss on sale of US$153m in other operating income.

Other assets

	At 31 December
	2013	2012
	US$m	US$m

Bullion ....................................................................................................................................	22,929	26,508
Reinsurers' share of liabilities under insurance contracts (Note 30) ..........................................	1,408	1,407
Endorsements and acceptances ................................................................................................	11,624	12,032
Retirement benefit assets ........................................................................................................	2,140	2,846
Other accounts ........................................................................................................................	12,838	11,923

	50,939	54,716
26 Trading liabilities

	At 31 December
	2013 US$m	2012 US$m

Deposits by banks ...................................................................................................................	43,130	61,686
Customer accounts ..................................................................................................................	57,688	150,705
Other debt securities in issue (Note 28) ...................................................................................	32,155	31,198
Other liabilities - net short positions in securities ...................................................................	74,052	60,974

	207,025	304,563

At 31 December 2013, the cumulative amount of change in fair value attributable to changes in HSBC's credit risk was a loss of US$95m (2012: loss of US$29m).

Deposits by banks held for trading

	2013	2012
	US$m	US$m

Repos1 ....................................................................................................................................	7,810	26,740
Settlement accounts ................................................................................................................	7,764	7,647
Stock lending ..........................................................................................................................	8,409	4,523
Other ......................................................................................................................................	19,147	22,776

	43,130	61,686

Customer accounts held for trading

	2013	2012
	US$m	US$m

Repos1 ....................................................................................................................................	9,611	103,483
Settlement accounts ................................................................................................................	9,664	9,461
Stock lending ..........................................................................................................................	3,809	2,295
Other ......................................................................................................................................	34,604	35,466

	57,688	150,705

1 In 2013, GB&M changed the way it manages repo and reverse repo activities in the Credit and Rates businesses as set out on page 220 of the Liquidity and funding section. This led to a reduction in the amount of repos classified as trading liabilities.

27 Financial liabilities designated at fair value

HSBC

	At 31 December
	2013	2012
	US$m	US$m

Deposits by banks and customer accounts ................................................................................	315	496
Liabilities to customers under investment contracts ................................................................	13,491	12,456
Debt securities in issue (Note 28) ............................................................................................	53,363	53,209
Subordinated liabilities (Note 32) .............................................................................................	18,230	16,863
Preferred securities (Note 32) .................................................................................................	3,685	4,696

	89,084	87,720

The carrying amount at 31 December 2013 of financial liabilities designated at fair value was US$4,375m more than the contractual amount at maturity (2012: US$7,032m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$1,334m (2012: loss of US$88m).

HSBC Holdings

	At 31 December
	2013	2012
	US$m	US$m
Debt securities in issue (Note 28):
- owed to third parties .........................................................................................................	8,106	8,577
Subordinated liabilities (Note 32):
- owed to third parties .........................................................................................................	9,760	10,358
- owed to HSBC undertakings ..............................................................................................	3,161	4,260

	21,027	23,195

The carrying amount at 31 December 2013 of financial liabilities designated at fair value was US$2,309m more than the contractual amount at maturity (2012: US$3,199m more). The cumulative amount of the change in fair value attributable to changes in credit risk was a loss of US$859m (2012: loss of US$164m).

28 Debt securities in issue

	At 31 December
	2013	2012
	US$m	US$m

Bonds and medium-term notes ................................................................................................	146,116	155,661
Other debt securities in issue ....................................................................................................	43,482	48,207

	189,598	203,868
Of which debt securities in issue reported as:
- trading liabilities (Note 26) ...............................................................................................	(32,155)	(31,198)
- financial liabilities designated at fair value (Note 27) ........................................................	(53,363)	(53,209)

	104,080	119,461

The following table analyses the carrying amount of bonds and medium-term notes in issue at 31 December with original maturities greater than one year:

Bonds and medium-term notes

HSBC

	At 31 December
	2013	2012
	US$m	US$m
Fixed rate
Secured financing:
0.01% to 3.99%: until 2056 ................................................................................................	10,712	7,514
4.00% to 4.99%: until 2013 ................................................................................................	-	231
5.00% to 5.99%: until 2019 ................................................................................................	90	189
8.00% to 9.99%: until 2028 ................................................................................................	-	252
Other fixed rate senior debt:
0.01% to 3.99%: until 2078 ................................................................................................	48,219	48,620
4.00% to 4.99%: until 2046 ................................................................................................	16,862	18,722
5.00% to 5.99%: until 2041 ................................................................................................	11,097	14,766
6.00% to 6.99%: until 2046 ................................................................................................	4,775	5,207
7.00% to 7.99%: until 2026 ................................................................................................	470	713
8.00% to 9.99%: until 2036 ................................................................................................	153	199
10.00% or higher: until 2028 ..............................................................................................	35	108

	92,413	96,521

Variable interest rate
Secured financings - 0.01% to 13.99%: until 2068 ..................................................................	5,416	7,897
FHLB advances - 0.01% to 0.99%: until 2036 ........................................................................	1,000	1,000
Other variable interest rate senior debt - 0.01% to 12.99%: until 2057 ..................................	39,281	43,104

	45,697	52,001

Structured notes
Interest rate, equity, equity index or credit-linked ...................................................................	8,006	7,139

	146,116	155,661
HSBC Holdings

	At 31 December
	2013	2012
	US$m	US$m

Debt securities .........................................................................................................................	10,897	11,268
Of which debt securities in issue reported as:
- financial liabilities designated at fair value (Note 27) .......................................................	(8,106)	(8,577)

	2,791	2,691
Fixed rate senior debt, unsecured
3.00% to 3.99%: until 2016 ................................................................................................	1,283	1,258
4.00% to 4.99%: until 2022 ................................................................................................	4,797	4,945
5.00% to 5.99%: until 2021 ................................................................................................	2,817	2,990
6.00% to 6.99%: until 2042 ................................................................................................	2,000	2,075

	10,897	11,268
29 Liabilities of disposal groups held for sale and other liabilities

Liabilities of disposal groups held for sale

	HSBC
	2013	2012
	US$m	US$m

Liabilities of disposal groups held for sale1 ...............................................................................	2,804	5,018

1 Further details in respect of liabilities of disposal groups held for sale is provided on page 521.

Other liabilities

	HSBC		HSBC Holdings
	2013	2012	2013	2012
	US$m	US$m	US$m	US$m

Amounts due to investors in funds consolidated by HSBC ...	1,008	564	-	-
Obligations under finance leases (Note 41) .........................	252	304	-	-
Endorsements and acceptances ...........................................	11,614	12,031	-	-
Other liabilities ..................................................................	17,547	20,963	61	30

	30,421	33,862	61	30

30 Liabilities under insurance contracts

	Gross	Reinsurers' share	Net
	US$m	US$m	US$m
2013
Non-linked insurance contracts1
At 1 January .................................................................................................	30,765	(952)	29,813
Benefits paid ................................................................................................	(3,014)	164	(2,850)
Increase in liabilities to policyholders ...........................................................	6,892	(367)	6,525
Disposals/transfers to held-for-sale ...............................................................	(52)	13	(39)
Exchange differences and other movements .................................................	(641)	24	(617)

At 31 December ...........................................................................................	33,950	(1,118)	32,832

Investment contracts with discretionary participation features
At 1 January .................................................................................................	24,374	-	24,374
Benefits paid ................................................................................................	(2,308)	-	(2,308)
Increase in liabilities to policyholders ...........................................................	3,677	-	3,677
Exchange differences and other movements2 ................................................	684	-	684

At 31 December ...........................................................................................	26,427	-	26,427

Linked life insurance contracts
At 1 January .................................................................................................	13,056	(455)	12,601
Benefits paid ................................................................................................	(1,976)	426	(1,550)
Increase in liabilities to policyholders ...........................................................	3,379	111	3,490
Exchange differences and other movements3 ................................................	(655)	(372)	(1,027)

At 31 December ...........................................................................................	13,804	(290)	13,514

Total liabilities to policyholders ...................................................................	74,181	(1,408)	72,773

2012
Non-linked insurance contracts1
At 1 January .................................................................................................	28,561	(899)	27,662
Benefits paid ................................................................................................	(1,905)	217	(1,688)
Increase in liabilities to policyholders ...........................................................	6,900	(537)	6,363
Disposals/transfers to held-for-sale ...............................................................	(2,130)	254	(1,876)
Exchange differences and other movements .................................................	(661)	13	(648)

At 31 December ...........................................................................................	30,765	(952)	29,813

Investment contracts with discretionary participation features
At 1 January .................................................................................................	21,488	-	21,488
Benefits paid ................................................................................................	(2,525)	-	(2,525)
Increase in liabilities to policyholders ...........................................................	3,645	-	3,645
Exchange differences and other movements2 ................................................	1,766	-	1,766

At 31 December ...........................................................................................	24,374	-	24,374

Linked life insurance contracts
At 1 January .................................................................................................	11,210	(903)	10,307
Benefits paid ................................................................................................	(1,810)	681	(1,129)
Increase in liabilities to policyholders ...........................................................	3,984	223	4,207
Disposals/transfers to held-for-sale ...............................................................	(26)	-	(26)
Exchange differences and other movements3 ................................................	(302)	(456)	(758)

At 31 December ...........................................................................................	13,056	(455)	12,601

Total liabilities to policyholders ...................................................................	68,195	(1,407)	66,788

1 Includes liabilities under non-life insurance contracts.
2 Includes movement in liabilities relating to discretionary profit participation benefits due to policyholders arising from net unrealised investment gains recognised in other comprehensive income.
3 Includes amounts arising under reinsurance agreements.

The increase in liabilities to policyholders represents the aggregate of all events giving rise to additional liabilities to policyholders in the year. The key factors contributing to the movement in liabilities to policyholders include death claims, surrenders, lapses, liabilities to policyholders created at the initial inception of the policies, the declaration of bonuses and other amounts attributable to policyholders.

31 Provisions

	Restruc- turing costs	Contingent liabilities and contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January 2013 ........................	251	301	1,667	2,387	646	5,252
Additional provisions/increase in provisions .............................	179	57	1,209	1,536	230	3,211
Provisions utilised ........................	(111)	(5)	(709)	(1,487)	(167)	(2,479)
Amounts reversed .........................	(65)	(66)	(340)	(94)	(126)	(691)
Unwinding of discounts .................	-	-	38	7	13	58
Exchange differences and other movements ...............................	17	(110)	(33)	33	(41)	(134)

At 31 December 2013 ................	271	177	1,832	2,382	555	5,217

At 1 January 2012 ........................	169	206	1,473	1,067	409	3,324
Additional provisions/increase in provisions .............................	434	73	2,779	2,473	376	6,135
Provisions utilised ........................	(320)	(2)	(2,510)	(1,022)	(153)	(4,007)
Amounts reversed .........................	(89)	(58)	(104)	(137)	(63)	(451)
Unwinding of discounts .................	-	-	42	1	5	48
Exchange differences and other movements ...............................	57	82	(13)	5	72	203

At 31 December 2012 ..................	251	301	1,667	2,387	646	5,252

Further details of legal proceedings and regulatory matters are set out in Note 43. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC. In December 2012, HSBC made payments totalling US$1,921m to US authorities in relation to investigations regarding inadequate compliance with anti-money laundering and sanctions laws. Further details of the agreements reached with the US authorities are set out on page 558.

Customer remediation refers to activities carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.

Payment protection insurance

An increase in provisions of US$756m was recognised during 2013 in respect of the estimated liability for redress regarding the mis-selling of payment protection insurance ('PPI') policies in previous years. Cumulative provisions made since the Judicial Review ruling in 2011 amount to US$3,153m, of which US$1,138m was paid in 2013 (2012: US$957m). At 31 December 2013, the provision amounted to US$946m (2012: US$1,321m).

The estimated liability for redress is calculated on the basis of total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.

A total of approximately 5.4m PPI policies have been sold by HSBC since 2000, generating estimated revenues of US$4.1bn at 2013 average exchange rates. The gross written premiums on these polices was approximately US$5.0bn at 2013 average exchange rates. At 31 December 2013, the estimated total complaints expected to be received was 1.5m, representing 29% of total policies sold. It is estimated that contact will be made with regard to 1.9m policies, representing 35% of total policies sold. This estimate includes inbound complaints as well as HSBC's proactive contact exercise on certain policies ('outbound contact').

The following table details the cumulative number of complaints received at 31 December 2013 and the number of claims expected in the future:

	Cumulative to 31 December 2013	Future expected

Inbound complaints1 (000s of policies) ...................................................................................	1,022	240
Outbound contact (000s of policies) ........................................................................................	375	234
Response rate to outbound contact ..........................................................................................	49%	44%
Average uphold rate per claim2 ...............................................................................................	76%	72%
Average redress per claim (US$) ..............................................................................................	2,627	2,404

1 Excludes invalid claims where the complainant has not held a PPI policy.
2 Claims include inbound and responses to outbound contact.

The main assumptions involved in calculating the redress liability are the volume of inbound complaints, the projected period of inbound complaints, the decay rate of complaint volumes, the population identified as systemically mis-sold and the number of policies per customer complaint. The main assumptions are likely to evolve over time as root cause analysis continues, more experience is available regarding customer initiated complaint volumes received, and we handle responses to our ongoing outbound contact. A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately US$203m at 2013 average exchange rates. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately US$8m. In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer's case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter. The decay rate implies that by the end of 2015 inbound claim volumes would mean that the redress programme is complete. However, this timing is subject to some level of uncertainty as the decay rate may change over time based on actual experience.

Interest rate derivatives

A provision of US$776m (2012: US$598m) was recognised relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK. Of this provision, US$453m related to the estimated redress payable to customers in respect of historical payments under derivative contracts, the remaining provision covered the expected write-off by the bank of open derivative contracts balances and estimated project costs. Following an FCA review of the sale of interest rate derivatives, HSBC agreed to pay redress to customers where mis-selling of these products occurred under the FCA's criteria. On 31 January 2013, the FCA announced the findings from their review of pilot cases completed by the banks. Following its review, the FCA clarified the eligibility criteria to ensure the programme is focused on those small businesses that were unlikely to understand the risks associated with those products. HSBC has also been working with the FCA and an independent 'skilled person' adviser to clarify the standards against which it should assess sales, and how redress should be calculated (for example, when it would be appropriate to assume a customer would have taken an alternative interest rate product). The extent to which HSBC is required to pay redress depends on the responses of contacted and other customers during the review period and the facts and circumstances of each individual case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress related to this programme. HSBC expects to make the main redress payments in respect of this programme in the near future.

Brazilian labour and fiscal claims

Within 'Legal proceedings and regulatory matters' above are labour and fiscal litigation provisions of US$500m (2012: US$506m) which include provisions in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case.

32 Subordinated liabilities

HSBC

	At 31 December
	2013	2012
	US$m	US$m
Subordinated liabilities
At amortised cost ..........................................................................................................................	28,976	29,479
- subordinated liabilities ................................................................................................................	24,573	25,119
- preferred securities ....................................................................................................................	4,403	4,360

Designated at fair value (Note 27) .................................................................................................	21,915	21,559
- subordinated liabilities ................................................................................................................	18,230	16,863
- preferred securities ....................................................................................................................	3,685	4,696

	50,891	51,038

Subordinated liabilities
HSBC Holdings ..............................................................................................................................	22,308	20,569
Other HSBC ..................................................................................................................................	28,583	30,469

	50,891	51,038

Subordinated liabilities rank behind senior obligations and generally count towards the capital base of HSBC. Where applicable, capital securities may be called and redeemed by HSBC subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may step-up or become floating rate based on interbank rates.

Interest rates on the floating rate capital securities are generally related to interbank offered rates. On the remaining capital securities, interest is payable at fixed rates of up to 10.176%.

The balance sheet amounts disclosed below are presented on an IFRSs basis and do not reflect the amount that the instruments contribute to regulatory capital. The IFRSs accounting and regulatory treatments differ due to the inclusion of issuance costs and regulatory amortisation.

HSBC's subordinated liabilities

Tier 1 capital securities

Tier 1 capital securities are perpetual subordinated securities on which investors are entitled, subject to certain conditions, to receive distributions which are non-cumulative. Such securities do not generally carry voting rights but rank above ordinary shares for coupon payments and in the event of a winding-up.

Qualifying tier 1 capital securities in issue accounted for as liabilities

			At 31 December
		First call date	2013 US$m	2012 US$m
Tier 1 capital securities guaranteed by HSBC Holdings1
US$1,250m	4.61% non-cumulative step-up perpetual preferred securities2 ...............	Jun 2013	-	1,250
€1,400m	5.3687% non-cumulative step-up perpetual preferred securities3 ...........	Mar 2014	2,022	1,933
£500m	8.208% non-cumulative step-up perpetual preferred securities ..............	Jun 2015	825	806
€750m	5.13% non-cumulative step-up perpetual preferred securities ................	Mar 2016	1,129	1,033
US$900m	10.176% non-cumulative step-up perpetual preferred securities, series 2 ..............................................................................................................	Jun 2030	891	891

			4,867	5,913

Tier 1 capital securities guaranteed by HSBC Bank plc1
£300m	5.862% non-cumulative step-up perpetual preferred securities ..............	Apr 2020	534	480
£700m	5.844% non-cumulative step-up perpetual preferred securities ..............	Nov 2031	1,157	1,131

			1,691	1,611

1 See paragraph below, 'Guaranteed by HSBC Holdings or HSBC Bank plc'.
2 In June 2013, HSBC called its US$1,250m 4.61% non-cumulative step-up preferred securities at par.
3 In January 2014, HSBC gave notice that it will call and redeem the €1,400m 5.3687% non-cumulative step-up perpetual preferred securities at par in March 2014.

Guaranteed by HSBC Holdings or HSBC Bank plc

The six capital securities guaranteed on a subordinated basis by HSBC Holdings or HSBC Bank are non-cumulative step-up perpetual preferred securities issued by Jersey limited partnerships. The proceeds of the issues were on-lent to the respective guarantors by the limited partnerships in the form of subordinated notes. These preferred securities qualify as tier 1 capital for HSBC Group and the two capital securities guaranteed by HSBC Bank also qualify as tier 1 capital for HSBC Bank (on a solo and a consolidated basis).

These preferred securities, together with the guarantee, are intended to provide investors with economic rights equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of the relevant issuer.

There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC's capital adequacy requirements or if HSBC Holdings or HSBC Bank have insufficient distributable reserves (as defined).

HSBC Holdings and HSBC Bank have individually covenanted that if prevented under certain circumstances from paying distributions on the preferred securities in full, they will not pay dividends or other distributions in respect of their ordinary shares, or effect repurchases or redemptions of their ordinary shares, until the distribution on the preferred securities has been paid in full.

With respect to preferred securities guaranteed by HSBC Holdings - if (i) HSBC's total capital ratio falls below the regulatory minimum ratio required, or (ii) the Directors expect, in view of the deteriorating financial condition of HSBC Holdings, that (i) will occur in the near term, then the preferred securities will be substituted by preference shares of HSBC Holdings which have economic terms which are in all material respects equivalent to those of the preferred securities and the guarantee taken together.

With respect to preferred securities guaranteed by HSBC Bank - if (i) any of the two issues of preferred securities are outstanding in April 2049 or November 2048, respectively, or (ii) the total capital ratio of HSBC Bank on a solo and consolidated basis falls below the regulatory minimum ratio required, or (iii) in view of the deteriorating financial condition of HSBC Bank, the Directors expect (ii) to occur in the near term, then the preferred securities will be substituted by preference shares of HSBC Bank having economic terms which are in all material respects equivalent to those of the preferred securities and the guarantee taken together.

Upper tier 2 capital securities

Upper tier 2 capital securities are perpetual subordinated securities on which there is an obligation to pay coupons. Such securities rank below lower tier 2 securities for coupon payments and in the event of a winding-up.

Qualifying upper tier 2 securities in issue

			At 31 December
		First call date	2013 US$m	2012 US$m
HSBC Bank plc
US$750m	Undated floating rate primary capital notes ..........................................	Jun 1990	751	750
US$500m	Undated floating rate primary capital notes ..........................................	Sep 1990	499	499
US$300m	Undated floating rate primary capital notes, series 3 .............................	Jun 1992	299	301

			1,549	1,550

The Hongkong and Shanghai Banking Corporation Ltd
US$400m	Primary capital undated floating rate notes ...........................................	Aug 1990	404	405
US$400m	Primary capital undated floating rate notes (second series) ....................	Dec 1990	402	402
US$400m	Primary capital undated floating rate notes (third series) .......................	Jul 1991	400	400

			1,206	1,207

Other HSBC subsidiaries
	Other perpetual subordinated loan capital less than US$100m ...............		22	21
Lower tier 2 capital securities

Lower tier 2 capital securities are dated securities on which there is an obligation to pay coupons. In accordance with the PRA's GENPRU, the capital contribution of lower tier 2 securities is amortised for regulatory purposes on a straight-line basis in their final five years before maturity.

Qualifying lower tier 2 securities in issue

				At 31 December
		First call date	Maturity date	2013 US$m	2012 US$m
HSBC Bank plc
£500m	4.75% callable subordinated notes1 ..................................	Sep 2015	Sep 2020	866	844
£350m	5.00% callable subordinated notes2 ..................................	Mar 2018	Mar 2023	635	630
£300m	6.50% subordinated notes ................................................	-	Jul 2023	494	483
£350m	5.375% callable subordinated step-up notes3 ....................	Nov 2025	Nov 2030	602	630
£500m	5.375% subordinated notes ..............................................	-	Aug 2033	884	925
£225m	6.25% subordinated notes ................................................	-	Jan 2041	370	362
£600m	4.75% subordinated notes ................................................	-	Mar 2046	980	958
€500m	Callable subordinated floating rate notes4 .........................	Sep 2015	Sep 2020	655	606
US$300m	7.65% subordinated notes ................................................	-	May 2025	380	394

				5,866	5,832

HSBC Bank Australia Limited
AUD200m	Callable subordinated floating rate notes ..........................	Nov 2015	Nov 2020	179	207
AUD42m	Callable subordinated floating rate notes5 .........................	Mar 2013	Mar 2018	-	44

				179	251

HSBC Bank Malaysia Berhad
MYR500m	4.35% subordinated bonds ................................................	Jun 2017	Jun 2022	152	164
MYR500m	5.05% subordinated bonds ................................................	Nov 2022	Nov 2027	154	168

				306	332

HSBC USA Inc.
US$200m	7.808% capital securities .................................................	Dec 2006	Dec 2026	200	200
US$200m	8.38% capital securities ...................................................	May 2007	May 2027	200	200
US$150m	9.50% subordinated debt ..................................................	-	Apr 2014	151	152
US$150m	7.75% Capital Trust pass through securities .....................	Nov 2006	Nov 2026	150	150
US$750m	5.00% subordinated notes ................................................	-	Sep 2020	746	745
US$250m	7.20% subordinated debentures ........................................	-	Jul 2097	215	214
	Other subordinated liabilities each less than US$150m .....			299	302

				1,961	1,963

HSBC Bank USA, N.A.
US$1,000m	4.625% subordinated notes ..............................................	-	Apr 2014	1,000	1,002
US$500m	6.00% subordinated notes ...............................................	-	Aug 2017	513	516
US$1,250m	4.875% subordinated notes ..............................................	-	Aug 2020	1,262	1,263
US$1,000m	5.875% subordinated notes .............................................	-	Nov 2034	1,081	1,151
US$750m	5.625% subordinated notes .............................................	-	Aug 2035	811	864
US$700m	7.00% subordinated notes ...............................................	-	Jan 2039	696	694

				5,363	5,490

HSBC Finance Corporation
US$1,000m	5.911% trust preferred securities6 ....................................	Nov 2015	Nov 2035	996	995
US$2,939m	6.676% senior subordinated notes7 ..................................	-	Jan 2021	2,182	2,180

				3,178	3,175

HSBC Bank Brazil S.A.
BRL383m	Subordinated certificates of deposit ..................................	-	Feb 2015	162	289
BRL500m	Subordinated floating rate certificates of deposit ..............	-	Dec 2016	212	464
	Other subordinated liabilities each less than US$150m8 ....			224	491

				598	1,244

HSBC Mexico, S.A.
MXN1,818m	Non-convertible subordinated obligations9 .......................	Sep 2013	Sep 2018	138	139
MXN2,273m	Non-convertible subordinated obligations9 .......................	Dec 2013	Dec 2018	173	173
US$300m	Non-convertible subordinated obligations9,10 ....................	Jun 2014	Jun 2019	240	240

				551	552

HSBC Bank Canada
CAD400m	4.80% subordinated debentures ........................................	Apr 2017	Apr 2022	403	438
CAD200m	4.94% subordinated debentures ........................................	Mar 2016	Mar 2021	188	201
CAD39m	Floating rate debentures ...................................................	Oct 1996	Nov 2083	37	39

				628	678

			At 31 December
	First call date	Maturity date	2013 US$m	2012 US$m
Other HSBC subsidiaries
Other subordinated liabilities each less than US$200m9 ....			618	650

Total of subordinated liabilities issued by HSBC subsidiaries ...............................................................			28,583	30,469

Amounts owed to third parties by HSBC Holdings .............................................................................			22,308	20,569

			50,891	51,038

1 The interest rate payable after September 2015 is the sum of the three-month sterling Libor plus 0.82%.
2 The interest rate payable after March 2018 is the sum of the gross redemption yield of the then prevailing five-year UK gilt plus 1.80%.
3 The interest rate payable after November 2025 is the sum of the three-month sterling Libor plus 1.50%.
4 The interest margin increases by 0.5% from September 2015.
5 In March 2013, HSBC called its callable subordinated floating rate notes at par.
6 The distributions change in November 2015 to three-month dollar Libor plus 1.926%.
7 Approximately 25% of the senior subordinated notes are held by HSBC Holdings.
8 Some securities included here are ineligible for inclusion in the capital base of HSBC in accordance with guidance in PRA's GENPRU.
9 These securities are ineligible for inclusion in the capital base of HSBC in accordance with guidance in PRA's GENPRU.
10 Approximately US$60m of the subordinated obligations are held by HSBC Holdings.

HSBC Holdings

	At 31 December
	2013	2012
	US$m	US$m
Subordinated liabilities:
-. at amortised cost .......................................................................................................................	14,167	11,907
-. designated at fair value (Note 27) ..............................................................................................	12,921	14,618

	27,088	26,525
HSBC Holdings' subordinated liabilities

				At 31 December
		First call date	Maturity date	2013 US$m	2012 US$m
Amounts owed to third parties1
US$488m	7.625% subordinated notes ..............................................	-	May 2032	554	579
US$222m	7.35% subordinated notes ................................................	-	Nov 2032	278	258
US$2,000m	6.5% subordinated notes ..................................................	-	May 2036	2,029	2,034
US$2,500m	6.5% subordinated notes ..................................................	-	Sep 2037	3,039	3,202
US$1,500m	6.8% subordinated notes ..................................................	-	Jun 2038	1,487	1,486
£250m	9.875% subordinated bonds2 ............................................	Apr 2013	Apr 2018	-	442
£900m	6.375% callable subordinated notes3 ................................	Oct 2017	Oct 2022	1,672	1,648
£650m	5.75% subordinated notes ................................................	-	Dec 2027	1,158	1,210
£650m	6.75% subordinated notes ................................................	-	Sep 2028	1,066	1,041
£750m	7.0% subordinated notes ..................................................	-	Apr 2038	1,288	1,264
£900m	6.0% subordinated notes ..................................................	-	Mar 2040	1,464	1,431
€1,600m	6.25% subordinated notes ................................................	-	Mar 2018	2,210	2,118
€1,750m	6.0% subordinated notes ..................................................	-	Jun 2019	2,884	2,882
€700m	3.625% callable subordinated notes4 ................................	Jun 2015	Jun 2020	1,007	974
€1,500m	3.375% callable subordinated notes5 ................................	Jun 2019	Jun 2024	2,075	-

				22,211	20,569

Amounts owed to HSBC undertakings
US$1,250m	4.61% fixed/floating subordinated notes6 .........................	Jun 2013	Jun 2043	-	1,264
€1,400m	5.3687% fixed/floating subordinated notes7 .....................	Mar 2014	Dec 2043	2,024	1,952
£500m	8.208% subordinated step-up cumulative notes ................	Jun 2015	Jun 2040	825	806
€750m	5.13% fixed/floating subordinated notes ..........................	Mar 2016	Dec 2044	1,137	1,043
US$900m	10.176% subordinated step-up cumulative notes ..............	Jun 2030	Jun 2040	891	891

				4,877	5,956

				27,088	26,525

1 Amounts owed to third parties represent securities included in the capital base of HSBC as lower tier 2 securities in accordance with guidance in the PRA's GENPRU.
2 In April 2013, HSBC Holdings called its £250m 9.875% subordinated bonds at par.
3 The interest rate payable after October 2017 is the sum of the three-month sterling Libor plus 1.3%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014